Filed Pursuant to Rule 433

Registration No. 333-203548

Supplementing the Preliminary Prospectus

Supplement dated July 30, 2015

(To Prospectus dated April 21, 2015)

United Community Banks, Inc.

$50,000,000 Senior Fixed-to-Floating Rate Notes due February 14, 2022

Final Terms and Conditions

July 31, 2015

Issuer:	United Community Banks, Inc.

Security Type:	Senior Notes

Principal Amount:	$50,000,000

Net Proceeds (before expenses):	$49,500,000

Ratings*:	BBB (Kroll Bond Rating Agency)

Trade Date:	July 31, 2015

Settlement Date (Original Issue Date):	August 14, 2015 (T+10)

Maturity Date:	February 14, 2022

Issue Price to Investors:	100%

Annual Coupon:	From and including August 14, 2015 to but excluding August 14, 2020, 5.00% per annum, payable semi-annually in arrears. From and including August 14, 2020 to the maturity date or early redemption date an interest rate per annum equal to the three-month LIBOR rate plus 381.4 basis points, payable quarterly in arrears.

Interest Payment Dates:	February 14th and August 14th of each year, beginning February 14, 2016, through August 14, 2020, and quarterly thereafter February 14th, May 14th, August 14th and November 14th of each year through the maturity date or early redemption date.

Optional Redemption:	The issuer may, at its option, beginning with the interest payment date on August 14, 2020 and on any interest payment date thereafter, redeem the senior notes, in whole or in part, upon not fewer than 10 nor greater than 60 calendar days’ notice to holders, at a redemption price equal to 100% of the principal amount of the senior notes to be redeemed plus accrued and unpaid interest to the date of redemption.

Use of Proceeds:	The issuer intends to use the net proceeds from this offering for the financing of the cash consideration payable by United in connection with the Merger and for general corporate purposes, which may include the potential repayment or redemption of trust preferred securities and other indebtedness and other acquisitions.

Denominations:	$1,000 per note, and integral multiples of $1,000

CUSIP / ISIN:	90985FAE6 / US90985FAE60

Sole Book-Running Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:	FIG Partners, LLC; SunTrust Robinson Humphrey, Inc.

The Senior Notes are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting U.S. Bancorp Investments, Inc. at 877-558-2607.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.